UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 20, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LATAM Airlines Group S.A.

File No. 001-14728 - CF#31054

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LATAM Airlines Group S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2014.

Based on representations by LATAM Airlines Group S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1.7	through April 30, 2024
Exhibit 4.5.3	through September 30, 2021
Exhibit 4.36	through April 30, 2024
Exhibit 4.37	through March 17, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary